FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of conditional share awards made under
the GlaxoSmithKline Share Value Plan

This notification sets out the vesting of awards over Ordinary Shares made in 2013 under the GlaxoSmithKline Share Value Plan (SVP), which were conditional on continued employment with the GlaxoSmithKline group.

The restricted period for the 2013 SVP awards has now ended and the awards made to Persons Discharging Managerial Responsibility (PDMR) vested on 28 February 2016. Details are given in the table below.

Name of PDMR	Number of Ordinary Shares vested	Number of ADS vested
Mr N Hirons*		5,740
Mrs V Whyte	13,070
* Mr Hirons was not a PDMR at the time of grant and has subsequently been appointed PDMR.

The Company and PDMRs were advised of these transactions on 29 February 2016.

The closing price of an Ordinary Share and of an ADS of GlaxoSmithKline plc on 26 February 2016, the business day prior to vesting, were £14.105 and US$39.14 respectively.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

1 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 01 March, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc